EASTMAIN RESOURCES INC.
4th Floor, 56 Temperance Street, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923


03007937

March 27th, 2003

Re: Exemption #82-4421

03 APR -8 AM 7:21

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - Fifth Avenue N. W.
WASHINGTON, D.C. 20549
U. S. A.

SUPPL

Dear Sirs:

Enclosed are two(2) of the unaudited Interim Financial Statements of the Corporation for the six months ended January 31st, 2003, for your public files.

If you have any questions in regard to the foregoing, would you please contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Per: George A. Duguay

GAD/slg

encls

4/14



EASTMAIN

Eastmain Resources Inc. (TSX-ER)
SECOND QUARTERLY REPORT
FOR THE PERIOD ENDING January 31, 2002

Clearwater Project (Eau Claire Gold Deposit), Quebec

An updated resource estimate for the Eau Claire gold deposit, conforming to National Instrument 43-101, will be released during the current quarter. The 2002 drill campaign was successful in expanding the dimensions of the gold deposit 200 metres vertically and 300 metres laterally to the east. The deposit is open laterally east and west and at depth below 500 metres. 107 gold-bearing veins were intersected in 15 of 18 drill holes completed in 2002. Approximately 25% of the vein intersections contain >5 to 22.8 grams gold per tonne across a width of 1.5 to 9.0 metres. The 2002 drill program tested the gold deposit along a 900-metre length targeting a vertical depth between 300 and 500 metres.

A second 10,000-metre drill program with the objective of expanding the contained resource towards one million ounces of gold is scheduled to begin June 2003. The program will focus on the east and western extensions of the Eau Claire deposit between 100 to 400 m vertical depth.

Eastmain is exercising its option to earn 75% interest in the Clearwater Project by spending $2.5 million in exploration over a four-year period. Through financial rebates currently offered by the Government of Québec the net earn-in requirement to the Corporation will be reduced to approximately $1.0 million. The Company anticipates completing its earn-in by the end of the calendar year.

The project infrastructure is rapidly improving from a prospect in an isolated frontier setting to a significant gold deposit with road and power access. Hydro Québec is constructing the Eastmain-1 power project which includes a 2,500-person camp, a 70-km-long 315 kV transmission line and an all-weather road extending from Nemiscau to the Eastmain River. The Eau Claire deposit is five kilometres north of the proposed reservoir. The principal dam will be situated at kilometre 217 on the Eastmain River with three 160 MW turbines installed. Production from Eastmain-1 is estimated at 2.7 TWh/annum.

Financial

As at January 31, 2003 the working capital of the Corporation was $1,257,458. Eastmain contributed $1,229,551 in deferred exploration expenditures for the six month period. Revenue for the three-month period was $72,022 while operating expenses totaled $116,044. The net loss for the three month period was $44,022. Subsequent to the reporting period the Corporation received $146,325 refund from the Province of Québec for 2001 exploration expenditures at Clearwater. During the period management subscribed for 100,000 common shares of the Corporation for net proceeds of $30,000.

Donald J. Robinson,
President and Chief Executive Officer
March 26, 2003



EASTMAIN

Eastmain Resources Inc. (TSX-ER)
SECOND QUARTERLY REPORT
FOR THE PERIOD ENDING January 31, 2002

Clearwater Project (Eau Claire Gold Deposit), Quebec

An updated resource estimate for the Eau Claire gold deposit, conforming to National Instrument 43-101, will be released during the current quarter. The 2002 drill campaign was successful in expanding the dimensions of the gold deposit 200 metres vertically and 300 metres laterally to the east. The deposit is open laterally east and west and at depth below 500 metres. 107 gold-bearing veins were intersected in 15 of 18 drill holes completed in 2002. Approximately 25% of the vein intersections contain >5 to 22.8 grams gold per tonne across a width of 1.5 to 9.0 metres. The 2002 drill program tested the gold deposit along a 900-metre length targeting a vertical depth between 300 and 500 metres.

A second 10,000-metre drill program with the objective of expanding the contained resource towards one million ounces of gold is scheduled to begin June 2003. The program will focus on the east and western extensions of the Eau Claire deposit between 100 to 400 m vertical depth.

Eastmain is exercising its option to earn 75% interest in the Clearwater Project by spending $2.5 million in exploration over a four-year period. Through financial rebates currently offered by the Government of Québec the net earn-in requirement to the Corporation will be reduced to approximately $1.0 million. The Company anticipates completing its earn-in by the end of the calendar year.

The project infrastructure is rapidly improving from a prospect in an isolated frontier setting to a significant gold deposit with road and power access. Hydro Québec is constructing the Eastmain-1 power project which includes a 2,500-person camp, a 70-km-long 315 kV transmission line and an all-weather road extending from Nemiscau to the Eastmain River. The Eau Claire deposit is five kilometres north of the proposed reservoir. The principal dam will be situated at kilometre 217 on the Eastmain River with three 160 MW turbines installed. Production from Eastmain-1 is estimated at 2.7 TWh/annum.

Financial

As at January 31, 2003 the working capital of the Corporation was $1,257,458. Eastmain contributed $1,229,551 in deferred exploration expenditures for the six month period. Revenue for the three-month period was $72,022 while operating expenses totaled $116,044. The net loss for the three month period was $44,022. Subsequent to the reporting period the Corporation received $146,325 refund from the Province of Québec for 2001 exploration expenditures at Clearwater. During the period management subscribed for 100,000 common shares of the Corporation for net proceeds of $30,000.

Donald J. Robinson,
President and Chief Executive Officer
March 26, 2003

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	January 31, 2003 (Unaudited)	July 31, 2002 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 1,024,636	$ 2,099,207
Marketable securities	29,000	49,125
Prepaid and sundry receivables	203,822	51,107
	1,257,458	2,199,439
Capital assets	25,297	28,321
Mining properties	1,046,747	899,102
Deferred exploration expenditures	7,927,201	6,697,651
	$ 10,256,703	$ 9,824,513
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 110,957	$ 143,927
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued		
Common shares (Note 2)	12,688,190	12,168,190
Contributed Surplus (Note 3)	6,500	-
Deficit	(2,548,944)	(2,487,604)
	10,145,746	9,680,586
	$ 10,256,703	$ 9,824,513

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2002 audited financial statements . Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	January 31, 2003 (Unaudited)	July 31, 2002 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 1,024,636	$ 2,099,207
Marketable securities	29,000	49,125
Prepaid and sundry receivables	203,822	51,107
	1,257,458	2,199,439
Capital assets	25,297	28,321
Mining properties	1,046,747	899,102
Deferred exploration expenditures	7,927,201	6,697,651
	$ 10,256,703	$ 9,824,513
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 110,957	$ 143,927
Shareholders' equity		
Capital stock		
Authorized - Unlimited common shares		
Issued		
Common shares (Note 2)	12,688,190	12,168,190
Contributed Surplus (Note 3)	6,500	-
Deficit	(2,548,944)	(2,487,604)
	10,145,746	9,680,586
	$ 10,256,703	$ 9,824,513

Responsibility for Financial Statements

The accompanying financial statements for Eastmain Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the July 31, 2002 audited financial statements . Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

EASTMAIN RESOURCES INC.

(Prepared by Management - Unaudited)

	Three Months Ended January 31, 2003	Three Months Ended January 31, 2002	Six Months Ended January 31, 2003	Six Months Ended January 31, 2002
Statements of Operations and Deficit				
Revenue				
Interest and dividends	$ 16,870	$ 5,014	$ 44,402	$ 13,644
Management fees	55,152	3,530	123,750	40,265
	72,022	8,544	168,152	53,909
Expenses				
Amortization	604	242	3,024	484
General and administration	115,440	98,399	206,343	126,840
Write-down of marketable securities	-	-	20,125	-
	116,044	98,641	229,492	127,324
Loss for the period before the following:	(44,022)	(90,097)	(61,340)	(73,415)
Gain on marketable securities	-	11,556	-	10,951
Loss for the period	(44,022)	(78,541)	(61,340)	(62,464)
DEFICIT, beginning of period	(2,504,922)	(2,395,517)	(2,487,604)	(2,411,594)
DEFICIT, end of period	$ (2,548,944)	$ (2,474,058)	$ (2,548,944)	$ (2,474,058)
Loss per share (Note 6)	$ 0.00	$ 0.00	$ 0.00	$ 0.00

	Three Months Ended January 31, 2003	Three Months Ended January 31, 2002	Six Months Ended January 31, 2003	Six Months Ended January 31, 2002
Statements of Cash Flows				
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (44,022)	$ (78,541)	$ (61,340)	$ (62,464)
Less: Adjustments not affecting cash				
Amortization	604	242	3,024	484
Write-down / (gain) on marketable securities	-	(11,556)	20,125	(10,951)
Changes in non-cash working capital items	(65,234)	80,353	(179,184)	(11,514)
	(108,652)	(9,502)	(217,375)	(84,445)
FINANCING ACTIVITIES				
Funding from joint venture partner	-	100,000	-	250,000
Issue of common shares, net of costs	30,000	510,000	520,000	510,000
	30,000	610,000	520,000	760,000
INVESTING ACTIVITIES				
Acquisition of mining claims	(45,240)	(79,763)	(147,645)	(65,425)
Deferred exploration expenditures	(580,354)	(71,030)	(1,229,551)	(506,807)
Net sale (purchase) of marketable securities	-	50,556	-	71,029
	(625,594)	(100,237)	(1,377,196)	(501,203)
Change in cash and cash equivalents	(704,246)	500,261	(1,074,571)	174,352
Cash and cash equivalents, beginning of period	1,728,882	262,470	2,099,207	588,379
Cash and cash equivalents, end of period	$ 1,024,636	$ 762,731	$ 1,024,636	$ 762,731

EASTMAIN RESOURCES INC.

(Prepared by Management - Unaudited)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2003	2002	2003	2002
Statements of Operations and Deficit				
Revenue				
Interest and dividends	$ 16,870	$ 5,014	$ 44,402	$ 13,644
Management fees	55,152	3,530	123,750	40,265
	72,022	8,544	168,152	53,909
Expenses				
Amortization	604	242	3,024	484
General and administration	115,440	98,399	206,343	126,840
Write-down of marketable securities	-	-	20,125	-
	116,044	98,641	229,492	127,324
Loss for the period before the following:	(44,022)	(90,097)	(61,340)	(73,415)
Gain on marketable securities	-	11,556	-	10,951
Loss for the period	(44,022)	(78,541)	(61,340)	(62,464)
DEFICIT, beginning of period	(2,504,922)	(2,395,517)	(2,487,604)	(2,411,594)
DEFICIT, end of period	$ (2,548,944)	$ (2,474,058)	$ (2,548,944)	$ (2,474,058)
Loss per share (Note 6)	$ 0.00	$ 0.00	$ 0.00	$ 0.00

Statements of Cash Flows

	Three Months Ended January 31,		Six Months Ended January 31,	
	2003	2002	2003	2002
Cash provided by (used in)				
OPERATING ACTIVITIES				
Loss for the period	$ (44,022)	$ (78,541)	$ (61,340)	$ (62,464)
Less: Adjustments not affecting cash				
Amortization	604	242	3,024	484
Write-down / (gain) on marketable securities	-	(11,556)	20,125	(10,951)
Changes in non-cash working capital items	(65,234)	80,353	(179,184)	(11,514)
	(108,652)	(9,502)	(217,375)	(84,445)
FINANCING ACTIVITIES				
Funding from joint venture partner	-	100,000	-	250,000
Issue of common shares, net of costs	30,000	510,000	520,000	510,000
	30,000	610,000	520,000	760,000
INVESTING ACTIVITIES				
Acquisition of mining claims	(45,240)	(79,763)	(147,645)	(65,425)
Deferred exploration expenditures	(580,354)	(71,030)	(1,229,551)	(506,807)
Net sale (purchase) of marketable securities	-	50,556	-	71,029
	(625,594)	(100,237)	(1,377,196)	(501,203)
Change in cash and cash equivalents	(704,246)	500,261	(1,074,571)	174,352
Cash and cash equivalents, beginning of period	1,728,882	262,470	2,099,207	588,379
Cash and cash equivalents, end of period	$ 1,024,636	$ 762,731	$ 1,024,636	$ 762,731

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2002.

The disclosures in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2003 are not indicative of the results that may be expected for the full year ending July 31, 2003.

These statements follow the same accounting policies as the July 31, 2002 audited financial statements except for the following:

Stock Option Compensation

Effective August 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years ending January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after August 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2002 (audited)	28,794,469	$ 12,168,190
Private placement	909,091	500,000
Flow-through shares	115,000	30,000
Cost of issue	-	(10,000)
Balance, January 31, 2003 (unaudited)	29,818,560	$ 12,688,190

During the period, the Company issued 909,091 units at a price of $0.55 per unit for gross proceeds of $500,000. Each unit consists of one common share and one half-warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.75 per share for a period of 18 months (February 26, 2004).

During the period, the Company also issued 115,000 flow-through shares for gross proceeds of $30,000.

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2002.

The disclosures in these interim financial statements do not conform in all respects to generally accepted accounting principles in Canada for annual financial reporting.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended January 31, 2003 are not indicative of the results that may be expected for the full year ending July 31, 2003.

These statements follow the same accounting policies as the July 31, 2002 audited financial statements except for the following:

Stock Option Compensation

Effective August 1, 2002, the Company adopted the new recommendations of the CICA Handbook Section, Stock-based Compensation and Other Stock-based Payments. This section established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. This section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after fiscal years ending January 1, 2002.

The Company, as permitted by Section 3870, has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro-forma information for options granted after August 1, 2002. The Company records no compensation expense when options are issued to employees. Any consideration paid by employees on the exercise of the options is credited to capital stock.

2. CAPITAL STOCK

	Shares	Amount
Balance, July 31, 2002 (audited)	28,794,469	$ 12,168,190
Private placement	909,091	500,000
Flow-through shares	115,000	30,000
Cost of issue	-	(10,000)
Balance, January 31, 2003 (unaudited)	29,818,560	$ 12,688,190

During the period, the Company issued 909,091 units at a price of $0.55 per unit for gross proceeds of $500,000. Each unit consists of one common share and one half-warrant. Each complete warrant gives the warrant holder the right to buy one common share of the Company at a price of $0.75 per share for a period of 18 months (February 26, 2004).

During the period, the Company also issued 115,000 flow-through shares for gross proceeds of $30,000.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2002	1,770,000	0.40
Expired during the period	(395,000)	(0.65)
Granted	25,000	0.34
Balance, January 31, 2003	1,400,000	0.33

As at January 31, 2003, the Company had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
100,000	0.25	March, 2003
50,000	0.30	May, 2003
825,000	0.36	February, 2005
100,000	0.34	May, 2006
300,000	0.26	February, 2007
25,000	0.34	November, 2007
1,400,000		

Effective August 1, 2002, the Company applied the fair value method of accounting for stock based compensation awards to non-employees and accordingly $6,500 was recorded as consulting expense and contributed surplus relating to 25,000 options granted to a non-employee in November 2002. For purposes of this calculation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years. The consulting expense was included in general and administration on the Statements of Operations and Deficit.

4. WARRANTS

As at January 31, 2003, the Company had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
3,050,000	0.40	May, 2003
200,000	0.25	December, 2003
454,546	0.75	February, 2004
3,704,546		

In November 2002, 500,000 warrants with an exercise price of $0.80 expired.

3. STOCK OPTIONS

The following summarizes the stock option activity for the period:

	Number of Options	Weighted Average Exercise Price ($)
Balance, July 31, 2002	1,770,000	0.40
Expired during the period	(395,000)	(0.65)
Granted	25,000	0.34
Balance, January 31, 2003	1,400,000	0.33

As at January 31, 2003, the Company had the following stock options outstanding:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
100,000	0.25	March, 2003
50,000	0.30	May, 2003
825,000	0.36	February, 2005
100,000	0.34	May, 2006
300,000	0.26	February, 2007
25,000	0.34	November, 2007
1,400,000		

Effective August 1, 2002, the Company applied the fair value method of accounting for stock based compensation awards to non-employees and accordingly $6,500 was recorded as consulting expense and contributed surplus relating to 25,000 options granted to a non-employee in November 2002. For purposes of this calculation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grant: dividend yield of 0%, expected volatility of 100%, risk-free interest rate of 4.5% and expected life of 5 years. The consulting expense was included in general and administration on the Statements of Operations and Deficit.

4. WARRANTS

As at January 31, 2003, the Company had the following warrants outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
3,050,000	0.40	May, 2003
200,000	0.25	December, 2003
454,546	0.75	February, 2004
3,704,546		

In November 2002, 500,000 warrants with an exercise price of $0.80 expired.

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

5. RELATED PARTY TRANSACTIONS

The Company paid a director $48,000 for management wages.

6. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

		2003		2002
Basic loss per share	$	0.00	$	0.00
Fully-diluted loss per share	$	0.00	$	0.00
Numerator:				
Net loss for the period	$	(61,340)	$	(62,464)
Denominator:				
Weighted average of common shares for basic loss per share		29,400,530		21,054,469
Weighted average of diluted common shares		29,400,530		21,054,469

7. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2002 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

5. RELATED PARTY TRANSACTIONS

The Company paid a director $48,000 for management wages.

6. LOSS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002
Basic loss per share	$ 0.00	$ 0.00
Fully-diluted loss per share	$ 0.00	$ 0.00
Numerator:		
Net loss for the period	$ (61,340)	$ (62,464)
Denominator:		
Weighted average of common shares for basic loss per share	29,400,530	21,054,469
Weighted average of diluted common shares	29,400,530	21,054,469

7. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2002 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

EASTMAIN RESOURCES INC.

Supplement to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

As of March 14, 2003 the following items were outstanding:

a) 29,818,560 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
100,000	0.25	March, 2003
50,000	0.30	May, 2003
825,000	0.36	February, 2005
100,000	0.34	May, 2006
300,000	0.26	February, 2007
25,000	0.34	November, 2007
1,400,000		

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
3,050,000	0.40	May, 2003
200,000	0.25	December, 2003
454,546	0.75	February, 2004
3,704,546		

EASTMAIN RESOURCES INC.

Supplement to Financial Statements (Prepared by Management)
Six Months Ended January 31, 2003
(Unaudited)

As of March 14, 2003 the following items were outstanding:

a) 29,818,560 common shares

b) Stock Options:

NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
100,000	0.25	March, 2003
50,000	0.30	May, 2003
825,000	0.36	February, 2005
100,000	0.34	May, 2006
300,000	0.26	February, 2007
25,000	0.34	November, 2007
1,400,000		

c) Warrants:

NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
3,050,000	0.40	May, 2003
200,000	0.25	December, 2003
454,546	0.75	February, 2004
3,704,546		